UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

AMECS INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

023431 10 9

(CUSIP Number)

Rudana Investment Group AG
Bahnhofstr. 23
6301 Zug
Switzerland
011 41 43 344 33 55

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

12/5/2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 023431 10 9

1	(1) Names and I.R.S. Identification Nos. (entities only) of Reporting Persons.
Rudana Investment Group AG 000000000
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☒
(b) ☐
3	SEC Use Only

4	Source of Funds

WC
5	Check if Disclosure of Legal Proceeding isRequired Pursuant to Items 2(d) or 2(e)

☐
6	Citizenship or Place of Organization

Switzerland
	7	Sole Voting Power

		5,000,000 (1)
Number of	8	Shared Voting Power
Shares
Beneficially		0
Owned by	9	Sole Dispositive Power
Each Reporting
Person With		5,000,000 (1)
	10	Shared Dispositive Power

		0
11	Aggregate Amount Beneficially Owned by Each Reporting Person

5,000,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

☐
13	Percent of Class Represented by Amount in Row (11)

82.3% (2)
14	Type of Reporting Person (See Instructions)

CO

(1) Rudana Investment Group AG directly owns 5,000,000 shares of the common stock of Amecs Inc. (the "Company").

(2) Such percentage is based on Rudana Investment Group AG’s ownership of 5,000,000 shares of the common stock of the Company, and is calculated on the basis of 6,007,650 issued and outstanding shares of the Company’s common stock on November 8, 2007 as reported on a Quarterly Report on Form 10-QSB filed with the Commission on November 9, 2007.

Item 1. Security and Issuer.

The Company is located at 1 Yonge Street, Suite 1801, Toronto, Ontario, Canada, M5E 1W7. On December 5, 2007, Alexei Gavriline, the owner of the majority of the securities of the Company entered into a Securities Purchase and Sale Agreement (the "Securities Purchase and Sale Agreement") with Rudana Investment Group AG. Pursuant to the Securities Purchase and Sale Agreement, Mr. Gavriline agreed to sell 5,000,000 shares of the Company's common stock to Rudana Investment Group AG. Subsequent to the closing of this transaction on December 18, 2007, Rudana Investment Group AG is the owner of 5,000,000 shares of the Company's common stock, which represents 83.2% of the Company's issued and outstanding shares.

The persons having power to vote the Company's shares owned by Rudana Investment Group AG and power of disposition over such shares are Ralph Thiede, Thomas Schoni and Christian Daeniker. Any two of these three individuals acting together may make binding determinations regarding the shares of the Company owned by Rudana Investment Group AG.

Item 2. Identity and Background.

(a) The name of the Reporting Person is Rudana Investment Group AG.

(b) Business Address:

Rudana Investment Group AG
Bahnhofstr. 23
6301 Zug
Switzerland

(c) Principal Occupation:

Rudana Investment Group AG is an investment company.

(d) Rudana Investment Group AG has not, during the five years prior to the date hereof, been convicted in a criminal proceedings (excluding traffic violations or similar minor violations).

(e) Rudana Investment Group AG has not, during the five years prior to the date hereof, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws or finding any violation with respect to such laws.

(f) Citizenship/Jurisdiction of Organization:

Switzerland

Item 3. Source and Amount of Funds or Other Consideration.

Rudana Investment Group AG paid $75,000.00 from its corporate working capital to acquire 5,000,000 shares of the Company’s common stock.

Item 4. Purpose of Transaction.

Rudana Investment Group AG has acquired 83.2% of the Company's issued and outstanding shares, resulting in a change of control of the Company. As of the date of this Schedule 13D, Rudana Investment Group AG has not yet completed its planning for the future business operations of the Company, which are anticipated to include a change of the Company’s name and change of business.

In connection with the sale of his securities and the change of control, Mr. Alexei Gavriline, the Company’s sole director and sole officer, appointed Mr. John Genner to serve on the Company’s Board of Directors. Mr. Gavriline subsequently resigned from his positions as an officer and director. The Company’s Board of Directors expects to appoint Mr. Riccardo Maggiora as a director, and appoint Mr. Mohammed Haneefa Shereef Rehuman as the Company’s President and Chief Executive Officer. The Board of Directors may appoint additional members to fill vacancies on the Board of Directors as permitted by the Company’s by-laws and to appoint additional officers; however, as of the date of this Schedule 13D, such persons have not been determined by the Board of Directors.

The Board of Directors plans to declare a stock dividend of six (6.0) shares of the Company’s common stock in respect of each one (1) share of common stock held of record by each current stockholder. The Board of Directors set the record date for such stock dividend as January 2, 2008. This stock dividend will increase the Company’s current outstanding share capitalization from 6,007,650 issued and outstanding shares of the Company’s common stock to approximately 42,053,550 issued and outstanding shares of the Company’s common stock shares of common stock. If any Company shareholders are entitled to a fractional share as a result of such dividend, the shareholder shall be issued a dividend in amount equal to the nearest whole share.

The Board of Directors of the Company are currently assessing potential joint venture partners and strategic alliance partners in regard to possible new businesses in which the Company may engage in the future. The Company expects to come to agreement with the prospective joint venture partners and strategic alliance partners during the 30 days following the date of this Schedule 13D and formally adopt a new business plan in accordance with such arrangements. As of the date of this Schedule 13D, no contracts or agreements have as yet been entered into in connection with any such future businesses or business partners of the Company.

In connection with the change of control, the Company’s Board of Directors has voted to amend its By-Laws to add the following Article thereto: “XIV Inapplicability of Certain Provisions of the Nevada Revised Statutes.  The provisions of Sections 78.378 to 78.3793 of the Nevada Revised Statutes shall not apply to this Company, and are inapplicable to any acquisition of the securities hereof.” This amendment to the Company’s By-Laws shall have the effect of removing statutory impairment to future acquisitions of the Company’s shares.

Except as otherwise set forth above, no Reporting Person has any present plan or proposal that relates to or would result in:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)            Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)            A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)            Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.

(a) Name	Shares Beneficially Owned	Percentage
Rudana Investment Group AG	5,000,000	83.2% (1)

(b) Name	Shares Beneficially Owned
Rudana Investment Group AG	5,000,000

(1) Such percentage is based on Rudana Investment Group AG’s ownership of 5,000,000 shares of the common stock of the Company, and is calculated on the basis of 6,007,650 issued and outstanding shares of the Company’s common stock on November 8, 2007 as reported on a Quarterly Report on Form 10-QSB filed with the Commission on November 9, 2007.

(c) This Schedule 13D relates to a transaction on December 5, 2007, in which Alexei Gavriline, the owner of the majority of the securities of the Company entered into a Securities Purchase and Sale Agreement with Rudana Investment Group AG. Pursuant to the Securities Purchase and Sale Agreement, Mr. Gavriline agreed to sell 5,000,000 shares of the Company's common stock to Rudana Investment Group AG for a total of $75,000, or $.015 per share. Subsequent to the closing of this transaction on December 18, 2007, Rudana Investment Group AG is the owner of 5,000,000 shares of the Company's common stock, which represents 83.2% of the Company's issued and outstanding shares.

(d) N/A

(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Board of Directors of the Company is currently assessing prospective joint venture partnerships and strategic alliances in regard to possible future businesses in which the Company may engage. Rudana Investment Group AG has relationships with some of these prospective joint venture partners and strategic alliance partners. If the Company moves forward with one or more such joint venture partnerships and strategic alliances, the Company may issue securities in connection with the terms and conditions which may be agreed upon. Discussions with such third parties are at a preliminary stage and as of the date of this Schedule 13D no contract, arrangement or understanding has been reached with such third parties.

Rudana Investment Group AG has introduced the Company to Arimathea Ltd., a global corporate development consulting company. The Board of Directors intends to have the Company enter into a service agreement with Arimathea Limited pursuant to which Arimathea Limited will introduce joint venture partnerships and strategic alliances to the Company, as well as seek to arrange financing for the Company. In consideration for such services, the Company will issue Arimathea a warrant exercisable for the purchase of 42.1 million shares of common stock at a purchase price per share equal to fair market value of the Company’s common stock as of the close of business on the date of the consulting agreement. As of the date of this Schedule 13D, the Company has not yet entered into agreement with Arimathea Ltd. and has not issued the warrant to Arimathea Ltd.

Item 7. Material to be Filed as Exhibits.

99.1	Securities Purchase and Sale Agreement, dated December 5, 2007, between Rudana Investment Group AG and Alexei Gavriline.

[Signature Page Follows]

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 18, 2007

Rudana Investment Group AG

By : /s/ Thomas Schoni
Name:  Thomas Schoni
Title: Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)